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EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Evergreen Resources, Inc.
Subsidiaries of Registrant
December 31, 2003

Name of Subsidiary	Percent Of Ownership
Primero Gas Marketing Company	100%
Evergreen Operating Corporation	100%
Evergreen Resources Canada, Ltd.	100%
Evergreen Well Service Company	100%
Primero Gas Company, LLC	100%
Carbon Energy Corporation (USA)	100%
Long Canyon Gas Company, LLC	75%
Lorencito Gas Gathering, LLC	85%
Evergreen Resources (Alaska) Corporation	100%
XYZ Minerals, Inc.	100%
Evergreen Resources (UK), Ltd.	100%
Carbon Energy Corporation	100%
Evergreen Supply & Distribution Company	100%
Powerbridge, Inc.	100%
Argos Evergreen, Ltd.	40%
Bonneville Fuels Management Corporation	100%
Colorado Gathering Corporation	100%
Evergreen Merger Corporation	100%

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  EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT Evergreen Resources, Inc. Subsidiaries of Registrant December 31, 2003